SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

LIFECELL CORPORATION

(Name of Subject Company)

LIFECELL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Paul G. Thomas

Chairman of the Board, President and Chief Executive Officer

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Alan Wovsaniker, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ 07068

(973) 597-2500

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by LifeCell Corporation, a Delaware corporation (the “Company”), on April 21, 2008, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on April 21, 2008, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on April 25, 2008 and Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on April 30, 2008. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and supplemented as follows:

1) The paragraph starting with “During the weeks of March 17 and 24, 2008” on page 18 is replaced with the following:

During the weeks of March 17 and 24, 2008, pursuant to the Board’s request, Merrill Lynch placed calls to three possible strategic acquirors that were identified as possible candidates for the acquisition of the Company based on discussions involving the Board, the Company’s management and Merrill Lynch to inquire into their interest in participating in a potential transaction with the Company. All three parties considered participating in the process regarding a potential transaction, but ultimately, each declined to do so based on their current strategic priorities. After considering the views of Merrill Lynch, the Board believed that based on the price range and market conditions that a potential financial buyer would not be able to complete an acquisition of the Company at a price in excess of the $49-$51 price range proposed by KCI and, as such, no financial buyers were contacted.

2) The paragraph starting with “Throughout the period from late March through early April” on page 19 is replaced with the following:

Throughout the period from late March through early April, the Board of the Company met (through in-person or telephonic meetings on each of March 14, 21 and 31, 2008 and April 4, 2008), in each case to monitor, deliberate and advise management of the Company on how to proceed in connection with the Company’s negotiations with KCI. During the Board meeting on April 4, 2008, representatives of Merrill Lynch presented Merrill Lynch’s financial analyses of the offer, and representatives of Lowenstein reviewed at length the proposed terms of the transaction and the provisions of the Merger Agreement and responded to questions from the Board. Thereafter, the Board directed management and Merrill Lynch to continue their respective discussions with KCI and JPM, respectively, with attention to specified open issues. The primary open issues under the Merger Agreement concerned the following: (i) KCI’s financing condition and the provisions of the Merger Agreement related to KCI’s obligation to obtain financing, (ii) KCI’s obligation to extend the tender offer under certain circumstances, (iii) the “Outside Date” for purposes of the Merger Agreement, (iv) the provisions of the Merger Agreement prohibiting the solicitation of third party acquisition proposals, (v) the definition of “Company Material Adverse Effect” in the Merger Agreement, (vi) the conditions applicable to KCI’s obligation to consummate the Offer and (vii) the termination fee provisions of the Merger Agreement.

On April 6, 2008, the Board again met to review the transaction. A representative of Lowenstein reviewed the terms of the Merger Agreement, in which all of the primary outstanding open issues under the Merger Agreement described in the previous paragraph were resolved as reflected in the Merger Agreement, and a representative of Merrill Lynch updated Merrill Lynch’s financial analyses previously provided to the Board. Representatives of Lowenstein and Merrill Lynch also advised the Board on the status of KCI’s Debt Commitment Letter (as defined below). Thereafter, Merrill Lynch orally delivered its fairness opinion to the Board, which was subsequently confirmed in writing. The Board then unanimously approved the Merger Agreement, as described above. In addition, the Compensation Committee of the Company met on April 6, 2008 to review and direct management with respect to compensation matters insofar as they related to the proposed transaction.

3) The subsection entitled “Discounted Cash Flow Analysis” starting on page 27 is replaced with the following:

Merrill Lynch performed a discounted cash flow analysis using the Company managements’ estimates of free cash flows and EBITDA of the Company. Using the end-of-year discounting convention, Merrill Lynch calculated a range of the present values as of March 31, 2008 of the estimated free cash flows of the Company over the period of 2008 through 2010 (the period for which such estimates were prepared by the Company’s management) by applying discount rates ranging from 9.50% to 10.50% to those estimates. Merrill Lynch also calculated the Company’s terminal values as of the end of 2010 by applying multiples ranging from 14.0x to 18.0x to the Company managements’ estimate of its 2010 EBITDA. Applying discount rates ranging from 9.50% to 10.50%, Merrill Lynch calculated a range of the present values as of March 31, 2008 of these terminal values. Merrill Lynch added together the range of the present values of the Company’s estimated free cash flows for 2008 through 2010 and the range of the present values of the Company’s terminal values at the end of 2010 to derive a range of implied enterprise values of the Company as of March 31, 2008.

Merrill Lynch subtracted the Company’s net debt amount of negative $98 million as of December 31, 2007 (the last date for which the Company’s net debt information was publicly available at the time of the announcement of the proposed transaction) from the implied enterprise values resulting from the above calculations to derive a range of implied equity values for the Company. By dividing these equity values by the number of fully diluted outstanding shares of the Company, Merrill Lynch derived an implied equity value per share of the Company’s Common Stock as of March 31, 2008 ranging from $40.54 to $51.78. The equivalent perpetuity growth rates range from 5.5% to 7.3%.

Merrill Lynch observed that the Offer Price was within this range of implied equity value per share.

The discount rates used in these analyses reflected Merrill Lynch’s estimate of the weighted average cost of capital of the Company, and the terminal multiples used reflected hypothetical EBITDA multiples for the Company at the end of 2010 selected by Merrill Lynch, in each case based upon Merrill Lynch’s judgment and expertise, as well as its review of publicly available business and financial information and the financial and business characteristics of the Company and the selected companies referenced in the Selected Comparable Publicly Traded Companies Analysis.

4) Item 4 is hereby further amended and supplemented by adding the following sentence at the end of the last paragraph immediately prior to the subheading “Intent to Tender” on page 28:

Merrill Lynch does not hold any material share position in the Company or KCI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFECELL CORPORATION

By:	/s/ Steven T. Sobieski
Steven T. Sobieski
Chief Financial Officer

Date: May 9, 2008